J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext:	020 7695 6378
Fax:	020 7695 6378
Date:	22 May 2008



08002872

Dear Sir

SUPPL

J Sainsbury Announces: Director/PDMR Shareholding.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 22 May 2008.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

Registered office as above
Registered number 185647 England

100% post consumer waste recycled paper

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*
Roger Burnley

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

Roger Burnley

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Roger Burnley

8. State the nature of the transaction
Exercise of an award under the J Sainsbury plc Share Plan 2005. 119,963 shares sold shares sold to fund the tax and national insurance liability from the exercise of the award and 172,178 shares retained.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
172,178

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
119,963

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
119,963 shares sold at 342.625 pence

14. Date and place of transaction

21 May 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
242,414

16. Date issuer informed of transaction
21 May 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries
Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification
Hazel Jarvis
DATE OF NOTIFICATION 22 May 2008

